July 16, 2019

David Callen
Senior Vice President and Chief Financial Officer
Sleep Number Corporation
1001 Third Avenue South
Minneapolis, Minnesota 55404

       Re: Sleep Number Corporation
           Form 10-Q for Fiscal Quarter Ended March 31, 2019
           Filed April 26, 2019
           File No. 000-25121

Dear Mr. Callen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction